Exhibit 99.1

Stratasys Releases Fourth Quarter and Full Year 2024 Financial Results
•Fourth quarter revenue of $150.4 million, compared to $156.3 million in the prior year period
•Fourth quarter GAAP net loss of $41.9 million, or $0.59 per diluted share, which includes $30.1 million non-cash impairment of an equity investment
•Fourth quarter Non-GAAP net income of $8.5 million, or $0.12 per diluted share
•Full year revenue of $572.5 million, compared to $627.6 million in 2023
•Full year GAAP net loss of $120.3 million, or $1.70 per diluted share, and non-GAAP net income of $4.2 million, or $0.06 per diluted share
•Fourth quarter positive operating cash flow of $7.4 million
•Full year positive operating cash flow of $7.8 million, resulting in $150.7 million cash equivalents and no debt at year-end 2024
•Fourth quarter Adjusted EBITDA of $14.5 million, 9.6% of revenue
•Secures $120 million investment subsequent to quarter end (pending closing) from Fortissimo Capital, a leading Israeli private equity fund investing in technology and industrials
•Provides 2025 outlook
MINNEAPOLIS & REHOVOT, Israel - (BUSINESS WIRE) - March 5, 2025 - Stratasys Ltd. (Nasdaq: SSYS), a leader in polymer 3D printing solutions, today announced financial results for the fourth quarter and full year 2024.
Dr. Yoav Zeif, Stratasys’ Chief Executive Officer, stated, “In 2024 and early 2025, we took several key steps to enhance our leadership and strengthen our position at the forefront of additive manufacturing. We also successfully expanded our adjusted gross margin by 100 basis points, delivered net profitability on an adjusted basis, and generated positive operating cash flow in 2024 with increased cash flow expected in 2025, demonstrating the resilience of our operating model. We took decisive actions to optimize our business while maintaining our ability to scale rapidly as conditions improve. We are pleased to have right-sized the Company and demonstrated the resilience of our operating model and effectiveness of our team.”
Dr. Zeif continued, “Continuing strong customer engagement reaffirms our expectations that once spending constraints ease, adoption rates will accelerate and we will return to growth and generate increased profits. Our healthy balance sheet of $150.7 million in cash, cash equivalents and short-term deposits, with no debt, provides stability and optionality to support our growth. We look forward to closing the $120 million investment from Fortissimo Capital that will further bolster our already robust position to help drive our future growth.”

Summary - Fourth Quarter 2024 Financial Results Compared to Fourth Quarter 2023:
•Revenue of $150.4 million compared to $156.3 million.
•GAAP gross margin of 46.3%, compared to 44.7%.
•Non-GAAP gross margin of 49.6%, compared to 48.8%.
•GAAP operating loss of $9.7 million, compared to operating income of $5.7 million.
•Non-GAAP operating income of $9.4 million, compared to operating income of $2.0 million.
•GAAP net loss of $41.9 million, or $0.59 per diluted share, compared to a net loss of $15.0 million, or $0.22 per diluted share.
•Non-GAAP net income of $8.5 million, or $0.12 per diluted share, compared to net income of $1.6 million, or $0.02 per diluted share.
•Adjusted EBITDA of $14.5 million, compared to $7.7 million.
•Cash provided by operating activities of $7.4 million, compared to cash used in operations of $7.7 million.
Summary - 2024 Financial Results Compared to 2023:
•Revenue of $572.5 million compared to $627.6 million.
•GAAP gross margin of 44.9%, compared to 42.5%.
•Non-GAAP gross margin of 49.2%, compared to 48.2%.
•GAAP operating loss of $85.7 million, compared to an operating loss of $87.6 million.
•Non-GAAP operating income of $4.9 million, compared to operating income of $12.6 million.
•GAAP net loss of $120.3 million, or $1.70 per diluted share, compared to a loss of $123.1 million, or $1.79 per diluted share.
•Non-GAAP net income of $4.2 million, or $0.06 per diluted share, compared to net income of $7.7 million, or $0.11 per diluted share.
•Adjusted EBITDA of $26.0 million, compared to $35.0 million.
•Cash generated by operating activities of $7.8 million, compared to cash used in operations of $61.6 million.

Financial Outlook:
Based on current market conditions and assuming that the impacts of global inflationary pressures, relatively high interest rates and supply chain costs do not impede economic activity further, the Company is providing the following outlook for 2025:
•Full year revenue of $570 million to $585 million, improving sequentially through the year.
•Based on current logistics and materials costs, full year non-GAAP gross margins of 48.8%-49.2%, improving sequentially through the year.
•Full year operating expenses in a range of $254 million to $257 million.
•Full year non-GAAP operating margins in a range of 4.0% to 5.0%.
•GAAP net loss of $68 million to $53 million, or ($0.93) to ($0.72) per diluted share.
•Non-GAAP net income of $20 million to $26 million, or $0.28 to $0.35 per diluted share.
•Adjusted EBITDA of $44.0 million to $50.0 million, reflecting Adjusted EBITDA margin of 7.8% to 8.5%.
•Capital expenditures of $25 million to $30 million.
•Expects to generate improved operating and free cashflow, at higher levels than in 2024.
•Expects Fortissimo Capital investment to close in the second quarter 2025.
Appropriate reconciliations between our historical GAAP and non-GAAP financial measures, as well as between the GAAP and non-GAAP financial measures included in our financial outlook for 2025, are provided in the tables at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures. We have not included, however, a reconciliation of our guidance for non-GAAP gross margins to the most directly comparable GAAP financial measure, as we are unable to do so without unreasonable effort or with reasonable certainty from a quantitative perspective.
Stratasys Ltd. Fourth Quarter 2024 Webcast and Conference Call Details
The Company plans to webcast its conference call to discuss its fourth quarter and full-year 2024 financial results on Wednesday, March 5, 2025, at 8:30 a.m. (ET).
The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=NYpcz3qp
To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.
Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.
To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, X/Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.
Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.
Cautionary Statement Regarding Forward-Looking Statements
The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2025 and beyond, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing sector generally; the global macro-economic environment, including headwinds caused by lingering inflation, relatively high interest rates, unfavorable currency exchange rates and uncertain economic conditions; changes in our overall strategy, including as related to the focused restructuring actions that we have implemented to streamline operations and enhance our go-to-market strategy; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies, and developments involving competitors in our industry, including merger and acquisition activity involving us and/or our competitors; whether we successfully complete the PIPE transaction whereby Fortissimo Capital will invest $120 million in our company, which could impact our available capital for value-enhancing, inorganic opportunities in the 3D printing industry; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the potential adverse impact of recent global interruptions and delays involving freight carriers and other third parties on our supply chain and distribution network; global market, political and economic conditions, and in the countries in which we operate in particular; potential adverse effects of Israel’s retaliatory war and military conflicts against the terrorist organization Hamas and other regional terrorist groups or regimes; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2024, which we expect to file with the U.S. Securities and Exchange Commission, or SEC, in the coming days (the “2024 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2024 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2025, which will be furnished to the SEC throughout 2025, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Use of Non-GAAP Financial Measures
The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and legal provisions, (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items, (iii) for certain non-GAAP measures, after eliminating the impact of changes attributable to currency exchange rate fluctuations, and (iv) after excluding changes in revenues solely attributable to divestitures of former subsidiary companies. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the tables below.

Yonah Lloyd
CCO, VP Investor Relations
Yonah.Lloyd@stratasys.com
Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets
(U.S. $ in thousands)
(Unaudited)
	December 31,	December 31,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	$70,200	$82,585
Short-term bank Deposits	80,500	80,000
Accounts receivable, net of allowance for credit losses of $3,058 and $1,449 as of December 31, 2024 and 2023, respectively	152,979	172,009
Inventories	179,809	192,976
Prepaid expenses	7,630	7,929
Other current assets	21,843	24,596

Total current assets	512,961	560,095
Non-current assets
Property, plant and equipment, net	184,379	197,552
Goodwill	99,082	100,051
Other intangible assets, net	106,253	127,781
Operating lease right-of-use assets	32,169	18,895
Long-term investments	80,205	115,083
Other non-current assets	14,697	14,448

Total non-current assets	516,785	573,810

Total assets	$1,029,746	$1,133,905

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$44,977	$46,785
Accrued expenses and other current liabilities	39,749	36,656
Accrued compensation and related benefits	29,206	33,877
Deferred revenues- short-term	46,347	52,610
Operating lease liabilities - short-term	6,935	6,498

Total current liabilities	167,214	176,426
Non-current liabilities
Deferred revenues - long-term	19,057	23,655
Deferred income taxes	507	723
Operating lease liabilities - long-term	25,155	12,162
Contingent consideration - long-term	4,933	11,900
Other non-current liabilities	19,889	24,200

Total non-current liabilities	69,541	72,640

Total liabilities	$236,755	$249,066

Commitments and contingencies (see note 11)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 71,982 shares and 69,656 shares issued at December 31, 2024 and 2023, respectively; 71,716 shares and 69,656 shares outstanding at December 31, 2024 and 2023, respectively	$202	$195
Treasury shares at cost, 266 and 0 shares at December 31, 2024 and 2023, respectively	(1,995)	—
Additional paid-in capital	3,123,024	3,091,649
Accumulated other comprehensive loss	(8,031)	(7,079)
Accumulated deficit	(2,320,209)	(2,199,926)
Total equity	792,991	884,839

Total liabilities and equity	$1,029,746	$1,133,905

Stratasys Ltd.

Consolidated Statements of Operations
(U.S. $ in thousands, except per share data)	Three Months Ended December 31,		Twelve Months Ended December 31,
(Unaudited)	2024	2023	2024	2023

Revenues
Products	$105,035	$110,388	$391,917	$433,741
Services	45,324	45,949	180,541	193,857
	150,359	156,337	572,458	627,598
Cost of revenues
Products	53,587	58,275	197,807	226,510
Services	27,083	28,304	117,835	134,064
	80,670	86,579	315,642	360,574

Gross profit	69,689	69,758	256,816	267,024

Operating expenses
Research and development, net	24,785	25,078	99,142	94,425
Selling, general and administrative	54,604	39,006	243,335	260,179
	79,389	64,084	342,477	354,604

Operating income (loss)	(9,700)	5,674	(85,661)	(87,580)

Financial income, net	176	846	1,676	2,993

Income (loss) before tax	(9,524)	6,520	(83,985)	(84,587)

Income tax expenses	653	637	2,973	5,782

Share in losses of associated companies	31,766	20,839	33,325	32,705

Net loss	$(41,943)	$(14,956)	$(120,283)	$(123,074)

Net loss per ordinary share - basic and diluted	$(0.59)	$(0.22)	$(1.70)	$(1.79)

Weighted average ordinary shares outstanding - basic and diluted	71,406	69,375	70,858	68,666

Stratasys Ltd.

		Three Months Ended December 31,
		2024	Non-GAAP	2024	2023	Non-GAAP	2023
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$69,689	$4,866	$74,555	$69,758	$6,565	$76,323
	Operating income (loss) (1,2)	(9,700)	19,144	9,444	5,674	(3,659)	2,015
	Net income (loss) (1,2,3)	(41,943)	50,462	8,519	(14,956)	16,604	1,648
	Net income (loss) per diluted share (4)	$(0.59)	$0.71	0.12	$0.22	$0.24	0.02

(1)	Acquired intangible assets amortization expense		4,496			5,446
	Non-cash stock-based compensation expense		198			879
	Restructuring and other related costs		172			240
			4,866			6,565

(2)	Acquired intangible assets amortization expense		1,153			1,688
	Non-cash stock-based compensation expense		2,856			6,997
	Restructuring and other related costs		5,275			461
	Revaluation of investments		4,697			—
	Contingent consideration		(9,148)			(23,206)
	Net loss from sale of investment		4,760			—
	Legal and other expenses		4,685			3,836
			14,278			(10,224)
			19,144			(3,659)

(3)	Corresponding tax effect and other expenses		535			489
	Equity method related amortization, divestments and impairments		30,910			19,790
	Finance income		(127)			(16)
			$50,462			$16,604

(4)	Weighted average number of ordinary shares outstanding- Diluted	71,406		71,740	69,375		69,801

Stratasys Ltd.

		Twelve Months Ended December 31,
		2024	Non-GAAP	2024	2023	Non-GAAP	2023
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$256,816	$24,948	$281,764	$267,024	$35,764	$302,788
	Operating income (loss) (1,2)	(85,661)	90,594	4,933	(87,580)	100,207	12,627
	Net income (loss) (1,2,3)	(120,283)	124,520	4,237	(123,074)	130,783	7,709
	Net income (loss) per diluted share (4)	$(1.70)	$1.76	$0.06	$(1.79)	$1.90	$0.11

(1)	Acquired intangible assets amortization expense		18,576			19,603
	Non-cash stock-based compensation expense		3,072			3,701
	Restructuring and other related costs		3,300			12,460
			24,948			35,764

(2)	Acquired intangible assets amortization expense		5,847			9,167
	Non-cash stock-based compensation expense		22,546			27,917
	Restructuring and other related costs		17,419			7,087
	Revaluation of investments		6,597			4,880
	Contingent consideration		(7,595)			(22,331)
	Net loss from sale of investment		4,760			—
	Legal and other expenses		16,072			37,723
			65,646			64,443
			90,594			100,207

(3)	Corresponding tax effect		1,267			3,894
	Equity method related amortization, divestments and impairments		31,262			24,871
	Finance expenses		1,397			1,811
			$124,520			130,783

(4)	Weighted average number of ordinary shares outstanding- Diluted	70,858		71,177	68,666		69,233

Stratasys Ltd.

Reconciliation of GAAP net loss to Adjusted EBITDA

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
	(U.S. $ in thousands)
Net loss	$(41,943)	$(14,956)	$(120,283)	$(123,074)
Financial income, net	(176)	(846)	(1,676)	(2,993)
Income tax expenses	653	637	2,973	5,782
Share in losses of associated companies	31,766	20,839	33,325	32,705
Depreciation expense	5,033	5,653	21,030	22,417
Amortization expense	5,649	7,134	24,423	28,770
Non-cash stock-based compensation expense	3,054	7,876	25,618	31,614
Revaluation of investments	4,697	—	6,597	4,880
Net loss from sale of investment	4,760	—	4,760	—
Contingent consideration	(9,148)	(23,206)	(7,595)	(22,331)
Legal and other expenses	4,685	3,836	16,072	37,723
Restructuring and other related costs	5,447	701	20,719	12,460
Impairments of long lived assets	—	—	—	7,087
Adjusted EBITDA	$14,477	$7,668	$25,963	$35,040

Stratasys Ltd.

Reconciliation of GAAP Net Loss to Non-GAAP Net Income Forward Looking Guidance:
Fiscal Year 2025
(in millions, except per share data)	Low		High

GAAP net loss	$(68)	to	$(53)

Adjustments
Stock-based compensation expense	$25	to	$27
Intangible assets amortization expense	$22	to	$24
Reorganization and other	$30	to	$34
Tax expense related to Non-GAAP adjustments	$2	to	$3

Non-GAAP net income	$20	to	$26

GAAP loss per share	$(0.93)	to	$(0.72)

Non-GAAP diluted earnings per share	$0.28	to	$0.35

Reconciliation of GAAP Net Loss to Adjusted EBITDA Forward Looking Guidance:
Fiscal Year 2025
(in millions, except per share data)	Low		High

GAAP net loss	$(68)	to	$(53)

Adjustments
Stock-based compensation expense	$25	to	$27
Intangible assets amortization expense	$22	to	$24
Reorganization and other	$30	to	$34
Tax expense related to Non-GAAP adjustments	$2	to	$3
Other non-operating expense	$4	to	$4
Depreciation	$20	to	$20

Adjusted EBITDA	$44	to	$50

Stratasys Ltd.

Reconciliation of GAAP Operating Loss to Adjusted Non-GAAP Operating Income:
Fiscal Year 2025
(in millions, except per share data)	Low		High

GAAP operating loss	$(57)	to	$(43)
GAAP operating margins	(10)%	to	(7)%

Adjustments
Stock-based compensation expense	$25	to	$27
Intangible assets amortization expense	$22	to	$24
Reorganization and other	$26	to	$30

Non-GAAP operating profit	$24	to	$30
Non-GAAP operating margins	4%	to	5%